April 16, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief
Jeff Kauten, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Laura Veator, Staff Accountant

Re:	Smartsheet Inc.
Registration Statement on Form S-1
Filed March 26, 2018
File No. 333-223914

Ladies and Gentlemen:
On behalf of Smartsheet Inc. (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 26, 2018 (the “Registration Statement”), we submit this letter in response to the comments of the staff of the Commission (the “Staff”) in its letter dated April 6, 2018 (the “Letter”). This letter is being submitted together with the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of the Amended Registration Statement in paper format, marked to show changes from the Registration Statement as originally filed.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures, including the IPO price range.
General

1.	You disclose throughout the prospectus that as of January 31, 2018, you had over “74,000 domain-based customers, including 90 companies in the Fortune 100, and two-thirds of the companies in

Securities and Exchange Commission
Division of Corporation Finance
April 16, 2018

the Fortune 500.” With each reference to the Fortune 100 and Fortune 500 companies, please indicate, if true, that you may not necessarily have enterprise level accounts with each of them but that you have at least one paid account associated with the domain name of the company. Further, please provide additional context regarding your relationships with the Fortune 100 and Fortune 500 companies by disclosing the number of enterprise accounts compared to team or business unit accounts you have with these companies.
While the Company has 90 of the Fortune 100 companies and two thirds of the Fortune 500 companies as customers, subscription levels and subscription amounts can and do vary across those customers. The Company, however, does not believe that disclosing the number of enterprise accounts compared to team or business accounts it has with its Fortune 100 and Fortune 500 customers would be useful to investors and the Company further submits that such information may be misleading to or misunderstood by investors. Annualized contract values can and do vary greatly within each of the paid plans, and this is especially true within business and within enterprise customers. In fact, a particular business account can in some instances be larger in terms of its annualized contract value than a comparable enterprise account. Furthermore, because the Company permits customers to have multiple accounts, which are typically referred to as “plans”, a particular domain-based customer could have one or more of each of the team, business or enterprise plans or some combination thereof. A customer with multiple business plans could significantly surpass a customer with an enterprise plan, when measured in annualized contract value. The Company believes that it would be more useful to a potential investor to state the range of annualized contract values observed within its Fortune 100 and Fortune 500 customers, as well as the proportion of those customers with annualized contract values greater than $5,000, and the Company has revised the Amended Registration Statement on pages 1, 2, 59, 84, 85, 91 and 104 accordingly.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
12. Share-based Compensation, page F-25

2.
When the estimated IPO price is known, please provide us with a summary including the number of share based payment awards issued during the year ended January 31, 2018 and subsequent to this date. Please include the specific dates of each grant and explain any significant differences between the fair value of your stock as determined on each of these grant dates and the midpoint of the IPO price range. The analysis should describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the valuations at each grant date.

Please refer to the Company’s letter to the Staff dated April 9, 2018, which advises the Staff of the Company’s IPO price range and sets forth an analysis of the Company’s share-based payment awards during and subsequent to the fiscal year ended January 31, 2018.

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Securities and Exchange Commission
Division of Corporation Finance
April 16, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559 or, in his absence, Ms. Katherine Duncan at (206) 389-4537.

Sincerely yours,

/s/ James D. Evans

James D. Evans

cc:	Mark P. Mader, Chief Executive Officer
Jennifer Ceran, Chief Financial Officer
Paul Porrini, General Counsel
Smartsheet Inc.

Alan Smith
Katherine Duncan
Fenwick & West LLP